SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: Cheong, Seung-Il, President & CEO of KEPCO

We hereby call the fiscal year 2021 AGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 29, 2022 / 4:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322

                Korea Electric Power Corporation Headquarter

3.	Items to be Reported:

-	Audit report

-	Management report on KEPCO’s operation

-	Operation report on internal accounting control system

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2021

2)	Approval of the ceiling amount of remuneration for directors in 2022

Details on the proposed agenda for the AGM are attached.

*

KEPCO will disclose its audit report on March 14, 2022 on the SEC and its webpage (https://www.kepco.co.kr). Business report in Korean will be disclosed on March 21, 2022, through Data Analysis, Retrieval and Transfer System (“DART”) of the Financial Supervisory Service. Business report in Korean shall be changed after the AGM or revised to correct any miswriting. KEPCO will disclose the revised report on DART if there is any amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name:	Jun, Chul-soo
Title:	General Manager of International Finance & IR Team

Date: March 14, 2022

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2021

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2021, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2021 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

In millions of won	2021		2020
Assets
Current assets
Cash and cash equivalents	~~W~~	2,635,238	2,029,584
Current financial assets, net		1,868,796	2,800,220
Trade and other receivables, net		8,122,415	7,918,470
Inventories, net		7,608,182	6,742,909
Income tax receivables		41,344	49,675
Current non-financial assets		1,758,991	1,020,158
Assets held-for-sale		15,879	925

Total current assets		22,050,845	20,561,941

Non-current assets
Non-current financial assets, net		2,909,810	2,472,821
Non-current trade and other receivables, net		1,906,861	1,861,569
Property, plant and equipment, net		173,119,781	168,709,387
Investment properties, net		212,784	225,195
Goodwill		105,647	98,166
Intangible assets other than goodwill, net		1,044,077	1,055,730
Investments in associates		5,232,373	4,250,787
Investments in joint ventures		2,239,011	1,919,746
Defined benefit assets, net		20,871	7,231
Deferred tax assets		1,901,992	1,733,146
Non-current non-financial assets		364,818	246,392

Total non-current assets		189,058,025	182,580,170

Total Assets	~~W~~	211,108,870	203,142,111

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

In millions of won	2021		2020
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	8,153,426	6,256,521
Current financial liabilities, net		14,037,125	10,724,689
Income tax payables		229,460	476,898
Current non-financial liabilities		6,466,333	5,971,450
Current provisions		2,845,876	2,451,664

Total current liabilities		31,732,220	25,881,222

Non-current liabilities
Non-current trade and other payables, net		5,996,498	6,480,412
Non-current financial liabilities, net		66,570,419	59,365,011
Non-current non-financial liabilities		10,216,364	9,661,941
Employee benefits liabilities, net		1,679,158	1,910,860
Deferred tax liabilities		7,100,938	9,100,247
Non-current provisions		22,501,424	20,075,572

Total non-current liabilities		114,064,801	106,594,043

Total Liabilities	~~W~~	145,797,021	132,475,265

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		33,282,817	32,179,066
Unappropriated retained earnings		10,359,255	17,349,625

		45,246,982	51,133,601

Other components of equity
Other capital surplus		1,231,109	1,224,105
Accumulated other comprehensive loss		(57,632)	(409,577)
Other equity		13,294,973	13,294,973

		14,468,450	14,109,501

Equity attributable to owners of the controlling company		63,769,010	69,296,680
Non-controlling interests		1,542,839	1,370,166

Total Equity	~~W~~	65,311,849	70,666,846

Total Liabilities and Equity	~~W~~	211,108,870	203,142,111

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021 and 2020

In millions of won, except per share information	2021		2020
Sales
Sales of goods	~~W~~	58,702,209	56,684,312
Sales of services		456,400	429,350
Sales of construction services		754,998	812,175
Revenue related to transfer of assets from customers		661,212	643,477

		60,574,819	58,569,314

Cost of sales
Cost of sales of goods		(62,079,313)	(50,353,315)
Cost of sales of services		(580,902)	(441,851)
Cost of sales of construction services		(898,963)	(1,009,430)

		(63,559,178)	(51,804,596)

Gross profit (loss)		(2,984,359)	6,764,718
Selling and administrative expenses		(2,875,784)	(2,678,443)

Operating profit (loss)		(5,860,143)	4,086,275
Other income		372,921	392,971
Other expenses		(257,932)	(417,720)
Other gains (losses), net		8,519	35,094
Finance income		1,402,614	1,510,249
Finance expenses		(3,245,777)	(2,896,443)
Profit (loss) related to associates, joint ventures and subsidiaries
Share in profit of associates and joint ventures		775,588	398,972
Gain on disposal of investments in associates and joint ventures		1,844	10,165
Share in loss of associates and joint ventures		(218,532)	(119,848)
Loss on disposal of investments in associates and joint ventures		(64,119)	(16)
Impairment loss on investments in associates and joint ventures		—	(1,556)
Loss on disposal of investments in subsidiaries		(197)	(6,610)

		494,584	281,107

Profit (loss) before income tax		(7,085,214)	2,991,533
Income tax benefit (expense)		1,855,989	(899,064)

Profit (loss) for the year	~~W~~	(5,229,225)	2,092,469

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

In millions of won, except per share information	2021		2020
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	~~W~~	210,409	(69,804)
Share in other comprehensive income (loss) of associates and joint ventures		3,609	3,181
Net change in fair value of equity investments at fair value through other comprehensive income		59,024	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		(15,778)	64,561
Foreign currency translation of foreign operations		41,189	(76,442)
Share in other comprehensive income (loss) of associates and joint ventures		301,161	(132,805)

Other comprehensive income (loss) for the year		599,614	(219,841)

Total comprehensive income (loss) for the year	~~W~~	(4,629,611)	1,872,628

Profit (loss) attributable to:
Owners of the controlling company	~~W~~	(5,315,055)	1,991,347
Non-controlling interests		85,830	101,122

	~~W~~	(5,229,225)	2,092,469

Total comprehensive income (loss) attributable to:
Owners of the controlling company	~~W~~	(4,754,046)	1,802,824
Non-controlling interests		124,435	69,804

	~~W~~	(4,629,611)	1,872,628

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	~~W~~	(8,279)	3,102

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

	Equity attributable to owners of the controlling company					Non- controlling interests
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2021 and 2020

	Equity attributable to owners of the controlling company					Non- controlling interests
In millions of won	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the year
Profit (Loss) for the year		—	(5,315,055)	—	(5,315,055)	85,830	(5,229,225)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share in other comprehensive loss of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Issuance of shares of capital by subsidiaries and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance at December 31, 2021	~~W~~	4,053,578	45,246,982	14,468,450	63,769,010	1,542,839	65,311,849

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

In millions of won	2021		2020
Cash flows from operating activities
Profit (loss) for the year	~~W~~	(5,229,225)	2,092,469

Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Income tax expense (benefit)		(1,855,989)	899,064
Depreciation		11,772,111	11,377,553
Amortization		166,161	170,466
Employee benefit expense		511,942	492,288
Bad debt expense		67,242	50,686
Interest expense		1,914,457	1,995,425
Loss on disposal of financial assets		1,045	648
Loss on disposal of property, plant and equipment		92,622	162,725
Loss on abandonment of property, plant, and equipment		207,934	255,346
Loss on impairment of property, plant, and equipment		4,056	80,413
Loss on impairment of intangible assets		—	3,599
Loss on disposal of intangible assets		145	392
Increase in provisions		2,466,452	1,832,765
Loss (gain) on foreign currency translation, net		997,119	(782,167)
Gain on valuation of financial assets at fair value through profit or loss		(14,338)	(12,904)
Loss on valuation of financial assets at fair value through profit or loss		5,480	7,396
Valuation and transaction loss (gain) on derivative instruments, net		(907,076)	390,322
Share in profit of associates and joint ventures, net		(557,056)	(279,124)
Gain on disposal of financial assets		(7,718)	(11,992)
Reversal of impairment loss on intangible assets		(14)	—
Gain on disposal of property, plant and equipment		(56,284)	(93,195)
Gain on disposal of intangible assets		(1)	(1,556)
Gain on disposal of associates and joint ventures		(1,844)	(10,165)
Loss on disposal of associates and joint ventures		64,119	16
Impairment loss on associates and joint ventures		—	1,556
Loss on disposal of subsidiaries		197	6,610
Interest income		(221,874)	(242,586)
Dividend income		(10,522)	(7,316)
Others, net		(169,856)	30,411

		14,468,510	16,316,676

Changes in working capital:
Trade receivables		(216,734)	(107,639)
Non-trade receivables		869,870	459,524
Accrued income		(17,918)	(258,963)
Other receivables		24,306	(32,536)
Other current assets		(569,732)	(462,125)
Inventories		(1,738,000)	(723,495)
Other non-current assets		(3,462)	(140,017)
Trade payables		2,144,561	(262,985)
Non-trade payables		(571,051)	(363,260)
Accrued expenses		(456,992)	(222,113)
Other current liabilities		379,378	388,163
Other non-current liabilities		458,007	755,005
Investments in associates and joint ventures (dividends received)		288,242	237,695
Provisions		(2,426,017)	(1,499,436)
Payments of employee benefit obligations		(159,477)	(74,848)
Plan assets		(317,707)	(582,275)

	~~W~~	(2,312,726)	(2,889,305)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

In millions of won	2021		2020
Cash generated from operating activities	~~W~~	6,926,558	15,519,840
Dividends received (financial assets at fair value through other comprehensive income)		10,522	7,316
Interest paid		(1,928,160)	(2,081,663)
Interest received		201,022	215,183
Income taxes paid		(736,757)	(452,203)

Net cash provided by operating activities		4,473,185	13,208,473

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		4,472	5,444
Acquisition of investments in associates and joint ventures		(673,017)	(342,116)
Proceeds from disposals of property, plant and equipment		277,998	331,777
Acquisition of property, plant and equipment		(12,668,534)	(13,281,294)
Proceeds from disposals of intangible assets		59	10,871
Acquisition of intangible assets		(113,100)	(120,371)
Proceeds from disposals of financial assets		7,023,674	8,020,406
Acquisition of financial assets		(5,893,404)	(9,203,450)
Increase in loans		(223,950)	(336,744)
Collection of loans		218,704	215,292
Increase in deposits		(222,924)	(276,255)
Decrease in deposits		166,066	280,941
Proceeds from disposals of assets held-for-sale		1,148	32,578
Receipt of government grants		37,920	41,209
Net cash outflow from changes in consolidation scope		(63,492)	(24,624)
Other cash outflow from investing activities, net		(225,948)	(185,475)

Net cash used in investing activities		(12,354,328)	(14,831,811)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,621,440	345,338
Proceeds from long-term borrowings and debt securities		17,392,311	10,170,107
Repayment of long-term borrowings and debt securities		(9,360,357)	(7,976,658)
Payment of lease liabilities		(572,036)	(613,977)
Settlement of derivative instruments, net		98,068	42,263
Change in non-controlling interest		90,096	11,554
Dividends paid (hybrid bond)		(13,385)	(13,385)
Dividends paid		(812,159)	(81,298)
Other cash outflow from financing activities, net		(8,901)	(3,120)

Net cash provided by financing activities		8,435,077	1,880,824

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		553,935	257,486
Effect of exchange rate fluctuations on cash held		51,719	(38,031)

Net increase in cash and cash equivalents		605,654	219,455
Cash and cash equivalents at January 1, 2021		2,029,584	1,810,129

Cash and cash equivalents at December 31, 2021	~~W~~	2,635,238	2,029,584

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2022, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

o	2,092,695 thousand won in fiscal year 2022 (total number of directors: 15; number of non-standing directors: 8)

o	2,183,920 thousand won in fiscal year 2021 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2021 was 1,527,934 thousand won.

•

We proposed to decrease the maximum aggregate amount of remuneration for directors in 2022 by 4.2% compared to 2021 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 1.4% (13,002 thousand won), (ii) the decreased cap of performance-based compensation by 54,620 thousand won and (iii) the decreased severance payments by 49,607 thousand won due to the decrease in the average incumbency of our directors from 30 months to 22 months.